                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1997

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____ to _____


Commission file number 0-21317



                       TCI SATELLITE ENTERTAINMENT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          ----------------------------
                            (Full title of the Plan)



                       TCI SATELLITE ENTERTAINMENT, INC.
             ----------------------------------------------------
             (Issuer of the securities held pursuant to the Plan)



                       8085 S. Chester Street, Suite 300
                          Englewood, Colorado  80112
                  -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
--------------------

     Financial Statements:                              Page No.
     --------------------                               --------

       Independent Auditors' Report                          1

       Statement of Net Assets Available
         for Participant Benefits,
         December 31, 1997                                   2

       Statement of Changes in Net Assets
         Available for Participant Benefits,
         Year ended December 31, 1997                        3

       Notes to Financial Statements,
         December 31, 1997                                   4

       Schedule 1 - Item 27a - Schedule of Assets
         Held for Investment Purposes                        8

       Schedule 2 - Item 27d - Schedule of Reportable
         Transactions                                        9

     Exhibit -
     -------

       23-Consent of KPMG Peat Marwick LLP


SIGNATURE
---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       TCI SATELLITE ENTERTAINMENT, INC.
                                         EMPLOYEE STOCK PURCHASE PLAN
                                            (Name of Plan)



                                       By /s/ Collyn DeNio
                                       ---------------------------
                                              Collyn DeNio
                                              Plan Administrator
                                                and Member of Plan Committee


June 26, 1998

                          Independent Auditors' Report
                          ----------------------------


The Plan Committee
TCI Satellite Entertainment, Inc.
 Employee Stock Purchase Plan:


We have audited the accompanying statement of net assets available for participant benefits of the TCI Satellite Entertainment, Inc. Employee Stock Purchase Plan as of December 31, 1997, and the related statement of changes in net assets available for participant benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the TCI Satellite Entertainment, Inc. Employee Stock Purchase Plan as of December 31, 1997, and the changes in net assets available for participant benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              KPMG Peat Marwick LLP


Denver, Colorado
June 12, 1998

                       TCI SATELLITE ENTERTAINMENT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statement of Net Assets Available
                            for Participant Benefits

                               December 31, 1997


Assets
------

Cash and cash equivalents                                                                    $      808

Investment in TCI Satellite Entertainment, Inc. ("TSAT")
 Series A common stock (307,541 shares, with a cost of
 $2,267,699 at December 31, 1997) (note 2)                                                    2,114,344
                                                                                             ----------


 Net assets available for participant benefits, including
 $32,049 of benefits payable to participants at December 31,
 1997                                                                                        $2,115,152
                                                                                             ==========




See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 1997


Contributions:
 Employer                                                                          $1,158,291
 Employee                                                                           1,158,291
                                                                                   ----------
                                                                                    2,316,582
                                                                                   ----------
 Net investment income (loss):
 Net unrealized depreciation of securities                                           (156,962)
  Realized loss on securities transactions                                             (6,117)
  Interest income                                                                         933
                                                                                   ----------
                                                                                     (162,146)
                                                                                   ----------
 Total contributions and net investment loss                                        2,154,436
 Distributions to participants                                                        (39,284)
                                                                                   ----------
 Increase in net assets available for
 participant benefits                                                               2,115,152
 Net assets available for participant
  benefits:

     Beginning of year                                                                     --
                                                                                   ----------
     End of year                                                                   $2,115,152
                                                                                   ==========


See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                               December 31, 1997


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

     Trust Fund Managed by US Bank ("Trustee")
     -----------------------------------------

     Under the terms of a trust agreement between the Trustee and the TCI Satellite Entertainment, Inc. Employee Stock Purchase Plan (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets. Additionally, the Plan is allowed to invest in non-employer securities.

     Cash and Cash Equivalents
     -------------------------

     The Plan considers investments with initial maturities of three months or less to be cash equivalents.

     Investments
     -----------

     Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The value used for the Series A TCI Satellite Entertainment common stock was $6.875 per share, at December 31, 1997. The foregoing price is the closing market price of the common stock on that date. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

     Income Taxes
     ------------

     The Internal Revenue Service has determined and informed the Plan by a letter dated April 29, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code

                                                                     (continued)

                       TCI SATELLITE ENTERTAINMENT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     Plan Expenses
     -------------

     Administrative expenses of the Plan are paid by TSAT. Accordingly, such expenses are not reflected in the accompanying financial statements.

     Estimates
     ---------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets and liabilities during the reporting period. Actual results could differ from those estimates.

(2)  Description of the Plan
     -----------------------

     On December 4, 1996 (the "Distribution Date"), Tele-Communications, Inc. ("TCI") distributed (the "Distribution") all the capital stock of TSAT to the holders of Tele-Communications, Inc. Series A TCI Group Common Stock (the "Series A TCI Group Stock") and Tele-Communications, Inc. Series B TCI Group Common Stock (the "Series B TCI Group Stock" and, together with the Series A TCI Group Stock, the "TCI Group Stock"). The Distribution did not involve the payment of any consideration by the holders of TCI Group Stock (such holders, the "TCI Group Stockholders"), and was intended to qualify as a tax-free spinoff. TCI Group Stockholders received one share of Series A Common Stock for each ten shares of Series A TCI Group Stock owned and one share of Series B Common Stock for each ten shares of Series B TCI Group Stock owned.

     In connection with the Distribution, TSAT formed the Plan effective January 1, 1997. The Plan is a defined contribution plan sponsored by TSAT. The Plan enables participating employees to acquire a proprietary interest in TSAT and to receive benefits upon retirement. In addition, the Plan includes a salary deferral feature with respect to employee contributions. At December 31, 1997, there were approximately 470 participants in the Plan and approximately 820 employees who had one or more years of service and met all other eligibility requirements were eligible to participate.
     Former TCI employees who became TSAT employees in connection with the Distribution and who had one or more years of service and met all other eligibility requirements were allowed to participate in the Plan effective January 1, 1997. Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 18 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. TSAT (by annual resolution of the Board) may contribute up to 100% of the participant contributions. Forfeitures (due to participants' withdrawal prior to full vesting) may be applied to reduce TSAT's otherwise determined contributions or offset the expenses of maintaining the Plan. Such forfeitures amounted to $29,354, for the year ended December 31, 1997. Participant contributions are always fully vested. Generally, participants acquire a vested right in TSAT contributions as follows:

                                   Vesting
          Years of service       percentage
          ----------------       ----------

          Less than 1              0%
             1-2                  20%
             2-3                  30%
             3-4                  45%
             4-5                  60%
             5-6                  80%
             6 or more            100%

                                                                     (continued)

                       TCI SATELLITE ENTERTAINMENT, INC.
                         EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     Although TSAT has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

(3)  Change in Unrealized Depreciation
     ---------------------------------

     Unrealized depreciation of investments held for the year ended December 31, 1997, is calculated as follows:


              End of year                                                  $(153,355)
              Change in unrealized
              depreciation of distributions
                                                                              (3,607)

              Less beginning of year                                              --
                                                                           ---------

              Net unrealized depreciation of
              investments                                                  $(156,962)
                                                                           =========

(4)  Reconciliation to Form 5500
     ---------------------------

     The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1997:



                Net Assets Available for Participant
                 Benefits - financial statements                                        $2,115,152

                Benefits payable to participants                                           (32,049)
                                                                                        ----------

                Net Assets Available for Participant
                 Benefits - Form 5500                                                   $2,083,103
                                                                                        ==========


     The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1997:


                  Distributions to participants -
                   financial statements                                                     $39,284

                  Current year benefits payable
                   to participants                                                           32,049
                                                                                            -------

                  Distributions to participants -
                   Form 5500                                                                $71,333
                                                                                            =======

                       TCI SATELLITE ENTERTAINMENT, INC.
                         EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


(5)  Subsequent Event
     ----------------

     Effective April 1, 1998 and pursuant to (i) a Merger and Contribution Agreement among TSAT, PRIMESTAR, Inc. ("PRIMESTAR") and the partners (the "Non-TSAT Parties") of PRIMESTAR Partners L.P. (the "Partnership") and (ii) an Asset Transfer Agreement between TSAT and PRIMESTAR, a business combination (the "Restructuring") was consummated whereby (a) TSAT contributed and transferred substantially all of its assets (including its ownership in the Partnership) and liabilities to PRIMESTAR and (b) the business of the Partnership and the business of distributing the PRIMESTAR(R) programming service of each of the Non-TSAT Parties was consolidated into PRIMESTAR.

     As a result of the Restructuring and effective June 30, 1998, the Plan will be merged with and into the Partnership's amended and restated retirement plan, which will be renamed the PRIMESTAR, Inc. 401(k) Savings Plan (the "PRIMESTAR PLAN"). In connection with such merger, all of the Plan's assets and liabilities will be transferred to the PRIMESTAR Plan, and all of the Plan's participants will become participants of the PRIMESTAR Plan.

                                                                      Schedule 1
                                                                      ----------


                       TCI SATELLITE ENTERTAINMENT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997



 (a)*                  (b)                                    (c)                          (d)          (e)
                   Identity of                     Description of investment                          Current
                     issuer                           including par value                 Cost         value
------            -------------                   ---------------------------            ------      ---------

            TCI Satellite
               Entertainment, Inc.               Series A TSAT common stock,
                                                 par value $1.00 per share               $2,267,699   2,114,344


* None of the issuers represent parties in interest to the Plan.


See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------


                       TCI SATELLITE ENTERTAINMENT, INC.
                         EMPLOYEE STOCK PURCHASE PLAN

                Item 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997


      (a)               (b)              (c)          (d)          (e)            (f)            (g)         (h)           (i)

                                                                                                             Current
                                                                                                             value of
                                                                                  Expense                    asset on
Identity of party    Description of     Purchase                                incurred with    Cost of    transaction    Net gain
   involved             asset            price    Selling price  Lease rental    transaction      asset        date        or (loss)
-----------------    --------------     --------  -------------  -------------  --------------  ----------  ------------  ----------
Aim Short-Term       Prime Money
Investment Co.       Market fund        $  582,813           --             --              --     582,813      582,813         --

Aim Short-Term       Prime Money
Investment Co.       Market Fund        $       --      582,813             --              --     582,813      582,813         --

First American       Prime Obligation
                     Class C            $1,735,418           --             --              --   1,735,418    1,735,418         --

First American       Prime Obligation
                     Class C            $       --    1,735,418             --              --   1,735,418    1,735,418         --

TCI Satellite        Series A TSAT
Entertainment, Inc.  common stock       $2,316,479           --             --              --   2,316,479    2,316,479         --

TCI Satellite        Series A TSAT
Entertainment, Inc.  common stock       $       --        3,013             --              --       3,023        3,013        (10)


See accompanying independent auditors' report.

                                 EXHIBIT INDEX
                                 -------------



Shown below is the exhibit which is filed as a part of this Report -

  23-Consent of KPMG Peat Marwick LLP